Letterhead:
McAfee & Taft
A Professional Corporation

10th Floor - Two Leadership Square
211 North Robinson - Oklahoma City, OK 73102-7103
(405) 235-9621 - Fax (405) 235-0439
www.mcafeetaft.com



                                                          JERRY A. WARREN
                                                          ATTORNEY AT LAW

                                                            WRITER DIRECT
                                                           (405) 552-2224
                                                       FAX (405) 228-7424
                                              jerry.warren@mcafeetaft.com





                                    June 2, 2006

VIA TELECOPY (202) 772-9210
---------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Adam Halper, Division of
        Corporation and Finance
                                    Re:  The American Education Corporation
                                         Amendment No. 3 to Schedule 13E-3
                                         File No. 5-54041

                                         Form 10-KSB/A for fiscal year ended
                                          12/31/05
                                         Forms 10-QSB for the fiscal
                                          quarters ended 6/30/05 and 9/30/05
                                         File No. 0-10873

Ladies and Gentlemen:

     The following is responsive to your letter of comment dated May 2, 2006 (the "May Comment Letter"). We are including herewith a revised copy of the
Schedule 13E-3 and the disclosure document marked to indicate changes. The following responses are keyed to your comments in the May Comment Letter.
We also make reference to your initial comment letter dated July 27, 2005 (the "July Comment Letter"), your comment letter dated November 23, 2005 (the "November Comment Letter") and your comment letter dated January 27, 2006 (the "January Comment Letter").

Schedule 13E-3
--------------

Disclosure Statement
--------------------

Related Party Transactions, page 5
----------------------------------

     1. Mr. Butler could have liquidated his stock position in 2000 and paid his ex-wife a lump sum amount in his divorce decree. However, as discussed in the disclosure document and previous responses to SEC comment letters, the Board believed that this would have a

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profoundly negative effect on the Company's stock price on the OTCBB resulting from a possible reaction to a large stock sale by the Company's senior executive. This possible reaction would have adversely impacted all unaffiliated and affiliated shareholders. As a result the Board of Directors decided that it would be preferable for Mr. Butler not to sell his shares and to instead pay his ex-wife a cash settlement, for which the Company made the loan to Mr. Butler. Because Mr. Butler could have sold his shares at that time, the Board agreed that if Mr. Butler did not sell his shares that they would ensure that when the loan became due that he would not receive less for his shares than the then current market value for his stock. The loan agreement also provided that, if the fair market value of his common stock was greater than the fair market value on the date the loan commitment was made, the stock would be valued at the fair market value on the date of repayment. The Company believed this was necessary because, if the loan agreement had not allowed Mr. Butler to repay the loan using the current market value of his common stock, Mr. Butler, who had the option to pay the loan in cash, would have been incentivized to sell his common stock into the market and repay the loan with cash. This would have been contrary to the Company's desire to not have the stock sold into the market to the detriment of all the other shareholders. As a result of the factors described above, the Board agreed to structure the loan so that Mr. Butler could repay the loan with shares of his common stock of the Company valued at the higher of (i) fair market value on the date the loan commitment was made or (ii) an amount determined by a subsequent independent valuation of the Company's stock.

     There are no additional Board minutes or similar documentation discussing the terms of the original note prior to January 30, 2004, and we have revised our disclosure document to state that fact.

     2. Financial Accounting Standards Board Technical Bulletin 85-6, paragraph 3, states that "if the purchase of the treasury shares includes the receipt of stated or unstated rights, privileges, or agreements in addition to the capital stock, only the amount representing the fair value of the treasury shares at the date the major terms of the agreement to purchase the shares are reached should be accounted for as the cost of the shares acquired." This provides guidance that the value of the stock that was repurchased by the Company should be measured at the time the loan commitment was made. It goes on further to state "If no stated or unstated consideration in addition to the capital stock can be identified, the entire purchase price should be accounted for as the cost of treasury shares." The Company knows of no other stated or unstated consideration other than the stock received and, therefore, the entire purchase price of the shares was recorded as treasury stock and should not be considered compensation.

     3. The bonus discussed in response to comment #5 of the January Comment Letter had not been paid during 2005 and, therefore, is not part of the summary compensation table in the Form 10-KSB. The Company has paid the bonus in the second quarter of 2006. We have revised the "Related Party Transaction" section of the disclosure document to discuss the value of and the reasons for the bonus.

     4. Please see our discussion under "Special Factors - Background" in the disclosure document. As we have noted, discussions regarding the possibility of going private first arose as early as 2000 and have continued since that time. The first serious discussion, that was a discussion of mechanics and ramifications, occurred in July of 2004 as a result of (i) the

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anticipated burdens on the Company of complying with the provisions of The
Sarbanes Oxley Act of 2002, (ii) the Company's prior inability to obtain commercial loans, and (iii) the recent audit of the Company by the Company's bank and the review of its accounting firm by the PCAOB resulting from the filing of unfounded claims by a disgruntled former employee. Also, the disclosure document discloses the Company's previous financial problems and noted that its financial performance began to improve in 2004, allowing the Company to begin serious consideration of going private. All of these reasons have been previously disclosed and are in the disclosure document. The Company believes that it has satisfied the disclosure requirements regarding the background of its decision to go private and that this disclosure is sufficient to meet its legal disclosure obligations. There is simply nothing more to disclose that would be of any benefit to the Company's shareholders.

     The various methods of going private presented by special counsel were the same alternatives discussed in "Alternatives to the Transaction," with one exception. Special counsel advised management that going private could also be accomplished by a merger. Counsel also noted, however, that mechanically and as far as time requirements are concerned, the merger would have essentially the same considerations as the reverse split. There is one exception in some states such as Delaware and Oklahoma where a reverse split does not give rise to dissenters' rights. This is not true in Nevada. As a result, there was no reason or requirement for the Board to consider this alternative.

     As noted in the disclosure statement the information presented at the October 4, 2004 Board meeting was related to the means of going private and specifically the method of going private recommended to the Company by its special counsel, which is the current form of the Transaction. As further noted the Company's financial condition and its effect on the Transaction were discussed. All of this has now been included in the disclosure document.

     Because the meetings were informal discussions between board members and not formal meetings of the Board, the Company has no concerns regarding the absence of detailed descriptions of these meetings (and none were expressed).

     We have added our response concerning the interaction and role of the principal shareholders to the disclosure document.

Special Factors
---------------

Background, page 7
------------------

     5. Neither special counsel nor any other consultants made presentations at the Company's December 21, 2005 and April 14, 2006 Board meetings. The consultant for the integration of Learning Letter Sounds ("LLS") was the individual who developed the LLS concept and has no other consulting relationship with the Company. The Company hired Mr. Prust to provide advice regarding the future of Dolphin; however, Mr. Prust did not provide guidance on the going private transaction, other than in his role as a director for which he did not receive additional consideration.

Factors Considered by the Board of Directors, page 14
-----------------------------------------------------

     6. The third bullet point on page 14 of the disclosure document under "Factors Considered by the Board of Directors" discloses that the Board considered the valuation of the Company's securities on the OTCBB for the past three years as well as the valuations that have been ascribed to other companies in the Company's same market segment within the industry that are of similar size and relevant profitability. The table on page 21 of the disclosure document under the heading "Comparative Financial Information" provides a market analysis based on the average stock price for the last three fiscal years for the Company, Touchstone Applied Science Associates and Siboney Corporation. On page 22 of the disclosure document, immediately following the table, we discuss how the information included in the table supports the conclusion as to the fairness of the transaction as to unaffiliated shareholders. The following paragraph discloses fairness to the remaining shareholders. The Company believes that the table on page 21, together with the other information provided, adequately presents the information that was considered by the Company's Board of Directors in determining the fairness of the Transaction and satisfies the Company's disclosure requirements.

Fairness of the Transaction, page 18
------------------------------------

     7. Management used a mix of past results, internal review of future sales by its reseller organization, expansion of its reseller organization and new product release schedules in an attempt to project future revenues. In addition, management reviewed the results of other companies operating in the same market segment to form a conclusion about the overall market conditions for the Company's products and the Company's prospects within that market. In its latest 10-KSB and 10-QSB, the Company discussed concerns regarding the availability of educational funding and noted that residual effects on sales from the weather problems in the Gulf Coast region still linger. These concerns, coupled with the fact that sales in the Company's base business were flat in 2005 compared to 2004, were the factors that led the Company to use a modest growth projection of 5% per year. The Company used a range of 20% to 30% as a discount factor because that is the risk-adjusted rate of return that the Company believes an outside investor would require to invest in the Company's stock compared to the average market risk. We have revised the disclosure document to include discussion of these items.

     8. All of the issues cited in comment #8 were considered as part of the Company's calculations and determinations regarding the fairness of the Transaction because they have, to varying degrees, an impact on both past and future performance. This is particularly true regarding the effects on historical results and the lingering effects of the disturbances in the Gulf
Coast region.   The disclosure document has been revised accordingly.

     9. As we have previously stated in the disclosure document and in response letters to the SEC staff, the Company's Board of Directors believes that the increase in the Company's stock price immediately following the announcement of the Transaction was an anomaly caused by the Transaction and was not reflective of the Company's true value. That is why the disclosure that "the Board believes that actual sales of stock are the best indicators of value" was

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deleted.  However, as a result of your concern, we have added the language back and noted the exception for the anomaly. In connection with this and also reflecting your concern as to the three year trading range in comment 6, we have cross-referenced additional stock pricing information.


     10. The disclosure document noted on page 24 under "Reasoning of Specific Board Members" that each director considered all the factors under "Factors Considered by the Board of Directors" but that each director, to some extent, had individual points of emphasis. Each director clearly, however, adopted the reasoning of the entire Board. Therefore, the Company believes Item 1014 of Regulation M-A has been satisfied and that no further disclosure is warranted.

Effects of the Transaction, page 28
-----------------------------------

     11. We have revised the disclosure document to include a more thorough discussion of the detriments of the reverse stock split as requested in your comment letter. We believe, however, that these matters have been adequately disclosed in previous filings.

Other Issues Related to the Transaction
---------------------------------------

Source and Amount of Funds
--------------------------

Borrowed Funds, page 32
-----------------------

     12. We have revised the disclosure document in response to your comment.

Financial and Other Information
-------------------------------

Pro Forma Financial Information
-------------------------------

     13. We have revised the disclosure document in response to your comment.

     14. We have revised the disclosure document in response to your comment.

     15. We have revised the disclosure document in response to your comment.

     16.  The entire transaction cost as presented in Amendment No. 3 to
Schedule 13E-3 was projected to be $132,600. A total of $50,000 of those costs were incurred and recognized in the 2005 financial statements. The remaining $82,600 represented costs projected to be incurred in 2006. We are now projecting the total cost to be $157,600. We have revised the disclosure to exclude the $50,000 and related taxes from the 2005 pro forma historical financial information, to exclude $24,000 and the related taxes for costs incurred and recognized in the quarter ended March 31, 2006, and to show the entire projected nonrecurring costs of $157,600 and the related tax effects as a pro forma adjustment.

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Form 10-KSB for the year ended December 31, 2005
------------------------------------------------

Controls and Procedures, page 20
--------------------------------

     17. We will revise "Item 8A. Controls and Procedures" of the Company's future periodic filings to reflect your comments and did so in the 10-QSB for the quarter ended March 31, 2006. Item 307 of Regulation S-B requires that the Company disclose the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by that report as required by Rule 13A-15(b) of the Exchange Act. The Company's Form 10-KSB for the fiscal year ended December 31, 2005 provides that the Chief Executive Officer and Chief Financial Officer conducted an evaluation of the Company's disclosure controls and procedures pursuant to Exchange Act as of the end of the period covered by the report and, based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures currently in place are effective.
The disclosure controls and procedures maintained by the Company include those disclosure controls and procedures that are defined in Rule 13a-15(e). The evaluations conducted by the Company's Chief Executive Office and Chief Financial Officer on a quarterly basis have in each instance considered, evaluated, tested and, where appropriate, modified, all such disclosure controls and procedures. The Company does not believe, and never intended, that the statement of "reasonable assurance" included in the Company's Item 307 of Regulation S-K disclosure in its periodic reports to qualify or limit the scope of its disclosure controls and procedures or the evaluations conducted by the Chief Executive Officer and Chief Financial Officer. The Company confirms that the conclusions formulated by the Chief Executive Officer and Chief Financial Officer as a result of their quarterly evaluations of the Company's disclosure controls and procedures were in each case unqualified by any "reasonable assurance" or any other threshold or limitation. Because the Company's disclosure in its Form 10-KSB meets the requirements of Item 307 of Regulation S-B, the Company believes that an amendment to its Form 10-KSB is not required at this time.

     18. As stated in our response in 17 above, Item 8A of the Company's Form 10-KSB provides that the Company's Chief Executive Officer and Chief Financial Officer conducted an evaluation of the Company's disclosure control and procedures as of the end of the period covered by the report and based on that evaluation the company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures currently in place are effective. There is no limitation with respect to the Chief Executive Officer and Chief Financial Officer's conclusion as to the effectiveness of the Company's controls and procedures.

Independent Auditors Report, page F-1
------------------------------------

     19. Steakley, Gilbert & Morgan, P.C. and Steakley & Gilbert, P.C. are the same firm. Mr. Morgan was a partner specializing in taxation that left the firm. He was not associated with the audit of the Company. The field auditor, engagement partner and review partner were the same in both audits. When Mr. Morgan left, the remaining partners changed the name and inadvertently failed to notify the PCAOB of the name change. They have since filed the proper notification with the PCAOB.

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Exhibits
--------

     20. The Company will ensure that all exhibits are tagged separately in all future filings. Because separate tagging of exhibits is a technical matter, the Company does not believe it is necessary to re-file its Form 10-KSB to correct this issue. There would be no significant benefit to investors.

     21. We will ensure that the certifications in all future filings match the exact language provided in Regulation S-B.

Forms 10-QSB for the quarter ended September 30, 2005 and June 30, 2005
-----------------------------------------------------------------------

     22. Please see our response to Item 19 to your January comment letter. As we discussed in that item and later on the telephone, the differences between the Forms 10-QSB for the quarters ended June 30 and September 30, 2005 and the Form 10-QSB/A for the quarter ended March 31, 2005 are very minor. The Company agrees to make sure its future periodic filings with the SEC conform to the changes requested; however, because the changes are so minor the Company does not believe it is necessary to amend its Form 10-QSB at this time.

     23. As discussed earlier, the loan was made in December 2000 and was paid off in October of 2003. Because the matter arose in 2000 and the loan was paid off in 2003, the Company does not feel that the delayed filing of the note has any impact on the Company's current disclosures and controls procedures.

     We sincerely appreciate the assistance and input of the staff on this matter. Both the Company and McAfee & Taft, however, believe that the Company has satisfied its disclosure requirements in its previous filing. Nevertheless, the Company has revised the disclosure statement as a result of the last comment letter. However, no material new information has been added or is available. Therefore, we would appreciate it if you would call us as promptly as practicable and advise us that you have no objection to the Company finalizing the documents and mailing them to shareholders.

                                    Yours very truly,


                                    /s/ Jerry A. Warren
                                    Jerry A. Warren

Enclosures

JAW/jlc

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